SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       NUCENTRIX BROADBAND NETWORKS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    670198100
        -----------------------------------------------------------------
                                 (CUSIP Number)


                               Mark G. Schoeppner
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                         Pittsburgh, Pennsylvania 15222
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 22, 2003
        -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------
CUSIP No.                                                       670198100

1)   NAME OF REPORTING PERSON

Quaker Capital Management Corporation
-------------------------------------

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
                                                                --------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [   ]
                                                                     (b) [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                            Not Applicable
                                                                --------------

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                of America
                                                                --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                     1,074,844
                                                                ---------

     8)   SHARED VOTING POWER                                   1,200,963
                                                                ---------

     9)   SOLE DISPOSITIVE POWER                                1,074,844
                                                                ---------

     10)  SHARED DISPOSITIVE POWER                              1,200,963
                                                                ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   2,275,807
                                                                ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                        [  ]

     The Reporting Person disclaims beneficial ownership of 2,275,807 shares owned by its clients, Quaker Capital Partners, I, L.P., Quaker Capital Partners, II, L.P. and Mark G. Schoeppner.

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                         21.87%
                                                                ------

14)  TYPE OF REPORTING PERSON                                   IA
                                                                --

CUSIP No.                                                       670198100

1)   NAME OF REPORTING PERSON

Quaker Capital Partners I, L.P.
-------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                                --------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [   ]
                                                                     (b) [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                            WC
                                                                --
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                of America
                                                                --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                           796,400
                                                      ---------

     8)   SHARED VOTING POWER                         0
                                                      ---------

     9)   SOLE DISPOSITIVE POWER                      796,400
                                                      ---------

     10)  SHARED DISPOSITIVE POWER                    0
                                                      ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                         796,400
                                                      ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES              [  ]

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                               7.65%
                                                      ------

14)  TYPE OF REPORTING PERSON                         PN
                                                      --

CUSIP No.                                                       670198100

1)   NAME OF REPORTING PERSON

Quaker Capital Partners II, L.P.
-------------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                                --------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [   ]
                                                                     (b) [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                            WC
                                                                --

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                of America
                                                                --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                     194,200
                                                                ---------

     8)   SHARED VOTING POWER                                   0
                                                                ---------

     9)   SOLE DISPOSITIVE POWER                                194,200
                                                                ---------

     10)  SHARED DISPOSITIVE POWER                              0
                                                                ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   194,200
                                                                ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                        [   ]

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                         1.87%
                                                                ------

14)  TYPE OF REPORTING PERSON                                   PN
                                                                --

CUSIP No.                                                       670198100

1)   NAME OF REPORTING PERSON

Quaker Premier, L.P.
------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON                                        -----------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [   ]
                                                                   (b) [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                            Not Applicable
                                                                --------------

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                of America
                                                                -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                     796,400
                                                                ---------

     8)   SHARED VOTING POWER                                   0
                                                                ---------

     9)   SOLE DISPOSITIVE POWER                                796,400
                                                                ---------

     10)  SHARED DISPOSITIVE POWER                              0
                                                                ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   796,400
                                                                ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                        [   ]

     The Reporting Person disclaims beneficial ownership of 796,400 shares owned by Quaker Capital Partners I, L.P.

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                         7.65%
                                                                ------

14)  TYPE OF REPORTING PERSON                                   PN
                                                                --

CUSIP No.                                                       670198100

1)   NAME OF REPORTING PERSON

Quaker Premier II, L.P.
-------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                                -----------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [   ]
                                                                  (b)  [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                            Not Applicable
                                                                --------------

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                of America
                                                                -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                     194,200
                                                                ---------

     8)   SHARED VOTING POWER                                   0
                                                                ---------

     9)   SOLE DISPOSITIVE POWER                                194,200
                                                                ---------

     10)  SHARED DISPOSITIVE POWER                              0
                                                                ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   194,200
                                                                ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                        [   ]

     The Reporting Person disclaims beneficial ownership of 194,200 shares owned by Quaker Capital Partners II, L.P.

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                         1.87%
                                                                ------

14)  TYPE OF REPORTING PERSON                                   PN
                                                                --

CUSIP No.                                                       670198100

1)   NAME OF REPORTING PERSON

Mark G. Schoeppner
----------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                                --------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [   ]
                                                                   (b)  [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                            PF
                                                                --

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                of America
                                                                --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)  SOLE VOTING POWER                                      84,244
                                                                ---------

     8)  SHARED VOTING POWER                                    0
                                                                ---------

     9)  SOLE DISPOSITIVE POWER                                 84,244
                                                                ---------

     10) SHARED DISPOSITIVE POWER                               0
                                                                ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   84,244
                                                                ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                        [   ]

     The Reporting Person disclaims beneficial ownership of 2,191,563 shares owned by clients of Quaker Capital Management Corporation, Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                        .81%
                                                                ------

14)  TYPE OF REPORTING PERSON                                   IN
                                                                --

     This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 25, 2002 by the Reporting Persons and is being filed by the Reporting Persons to disclose a decrease of more than 1% in their beneficial ownership of Nucentrix Common Stock.

     Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically set forth herein, the information set forth in the Schedule 13D remains unchanged.

Item 1.   Security and Issuer.
------------------------------

          No change.

Item 2.   Identity and Background.
----------------------------------

          This Statement is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC"), as direct and indirect beneficial owner of Nucentrix Common Stock, (ii) Quaker Capital
Partners I, L.P., a Delaware limited partnership ("QCP1"), as direct and indirect beneficial owner of Nucentrix Common Stock, (iii) Quaker Capital
Partners II, L.P., a Delaware limited partnership ("QCP2"), as direct and indirect beneficial owner of Nucentrix Common Stock, (iv) Quaker Premier, L.P., a Delaware limited partnership ("Premier"), as indirect beneficial owner of Nucentrix Common Stock, (v) Quaker Premier II, L.P., a Delaware limited partnership ("Premier2"), as indirect beneficial owner of Nucentrix Common Stock, and (vi) Mark G. Schoeppner as direct and indirect beneficial owner of Nucentrix Common Stock (collectively, the "Reporting Persons").

          QCMC's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier and Premier2. Premier's and Premier2's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premier's principal business activity is serving as the general partner of QCP1. Premier2's principal business activity is serving as the general partner of QCP2. QCP1 and QCP2 are primarily engaged in the business of investing in equity securities and their principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is The

Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen.

          By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP1, QCP2, QCMC's investment advisory clients, and Mr. Schoeppner, (b) Premier may be deemed to possess indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP1,
(c) Premier2 may be deemed to possess indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP2, and (d) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP1, QCP2 and QCMC.

          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

          No change.

Item 4.   Purpose of Transaction.
---------------------------------

          All 2,275,807 of the shares (the "Shares") of Nucentrix Common Stock owned or deemed to be owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes. The Reporting Persons are regularly engaged in providing various investment management services and investing in equity securities that they deem to be undervalued. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing the value of this investment. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, changing or seeking to change members of the Company's management and restructuring the Company's capitalization or dividend policy.

          Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of Nucentrix Common Stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional shares of Nucentrix Common Stock or dispose of all or a portion of the Shares. In the future, the Reporting Persons may seek to enhance the value of this investment in any number of ways including, without limitation, through the proposal, suggestion or pursuit of one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
----------------------------------------------

          QCMC may be deemed to be the beneficial owner of 1,200,963 shares of Nucentrix Common Stock which are owned by various of its investment advisory clients in accounts over which QCMC has shared voting and dispositive power. By virtue of being the general partner of Premier, which is the general partner of QCP1, QCMC may also be deemed to be the beneficial owner of 796,400 shares of Nucentrix Common Stock owned by QCP1. By virtue of being the general partner of Premier2, which is the general partner of QCP2, QCMC may also be deemed to be the beneficial owner of 194,200 shares of Nucentrix Common Stock owned by QCP2. QCMC may also be deemed to be the beneficial owner of 84,244 shares of Nucentrix Common Stock owned by Mark. G. Schoeppner, its president and sole director and executive officer. As a result of being the general partner of QCP1, Premier may be deemed to be the beneficial owner of 796,400 shares of Nucentrix Common Stock owned by QCP1. As a result of being the general partner of QCP2, Premier2 may be deemed to be the beneficial owner of 194,200 shares of Nucentrix Common Stock owned by QCP2. Mr. Schoeppner may be deemed to own all shares of Nucentrix Common Stock that QCMC is deemed to own. The filing of this Statement shall not be construed as an admission that such Reporting Persons are, for purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Statement be construed as an admission that the Reporting Persons constitute a group.

          Accordingly, QCMC may be deemed to beneficially own an aggregate of 2,275,807 shares of Nucentrix Common Stock which represents approximately 21.87% of the outstanding shares of Nucentrix Common Stock (based upon the 10,404,443 shares of Nucentrix Common Stock outstanding on May 12, 2003 as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003). Premier may be deemed to beneficially own an aggregate of 796,400 shares of Nucentrix Common Stock, which represents approximately 7.66% of the outstanding shares of Nucentrix Common Stock. QCP1 may be deemed to beneficially own an aggregate of 796,400 shares of Nucentrix Common Stock which represents approximately 7.66% of the outstanding shares of Nucentrix Common Stock and over which QCP1 has sole voting and dispositive power. Premier2 may be deemed to beneficially own an aggregate of 194,200 shares of Nucentrix Common Stock, which represents approximately 1.87% of the outstanding shares of Nucentrix Common Stock. QCP2 may be deemed to beneficially own an aggregate of 194,200 shares of Nucentrix Common Stock which represents approximately 1.87% of the outstanding shares of Nucentrix Common Stock and over which QCP2 has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 2,275,807 shares of Nucentrix Common Stock, which represents approximately 21.87% of the outstanding shares of Nucentrix Common Stock.

          None of the Reporting Persons made any purchases or sales of Nucentrix Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
-------------------------------------------------------------------------------

          No change

Item 7.   Material to be Filed as Exhibits.
-------------------------------------------

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2004                       QUAKER CAPITAL MANAGEMENT
                                        CORPORATION

                                        /s/ Mark G. Schoeppner
                                        ------------------------------
                                        Mark G. Schoeppner, President


                                        QUAKER CAPITAL PARTNERS I, L.P.

                                        By:  Quaker Premier L.P., its
                                             general partner

                                             By:  Quaker Capital Management
                                                  Corporation, its general
                                                  partner

                                             By:  /s/ Mark G. Schoeppner
                                                  ---------------------------
                                                  Mark G. Schoeppner
                                                  President

                                        QUAKER CAPITAL PARTNERS II, L.P.

                                        By:  Quaker Premier II, L.P., its
                                             general partner

                                             By:  Quaker Capital Management
                                                  Corporation, its general
                                                  partner

                                             By:  /s/ Mark G. Schoeppner
                                                  ---------------------------
                                                  Mark G. Schoeppner
                                                  President

                                        QUAKER PREMIER, L.P.

                                        By:  Quaker Capital Management
                                             Corporation, its general
                                             partner

                                             By:  /s/ Mark G. Schoeppner
                                                  ---------------------------
                                                  Mark G. Schoeppner
                                                  President

                                        QUAKER PREMIER II, L.P.

                                        By:  Quaker Capital Management
                                             Corporation, its general
                                             partner

                                             By:  /s/ Mark G. Schoeppner
                                                  ---------------------------
                                                  Mark G. Schoeppner
                                                  President


                                        /s/ Mark G. Schoeppner
                                        -------------------------------
                                        Mark G. Schoeppner